Dimensional

February 27, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Mary Cole

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Mary Cole:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 177/178 to the Registration Statement of the Registrant (the “Amendment”) relating to certain fee changes being made with respect to the DFA International Real Estate Portfolio and DFA Global Real Estate Portfolio (the “Portfolios”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2014, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please confirm that the information with respect to a fee waiver and/or expense assumption agreement for a Portfolio is only included in a footnote to the Annual Fund Operating Expenses table if the table is showing net expenses as the result of a fee waiver and/or expense assumption.

Response.  The Registrant confirms that the identified footnote is only included to a Portfolio’s Annual Fund Operating Expenses table if the table is showing net expenses as the result of a fee waiver and/or expense assumption.

2.           Comment.  Please describe in the Prospectus under what circumstances the Advisor may seek recoupment for fees waived and/or expenses assumed under a fee waiver and/or expense assumption agreement.

Response.  The requested disclosure is included in the “MANAGEMENT OF THE FUNDS – Fee Waiver and Expense Assumption Agreements” section of the Prospectus.

U.S. Securities and Exchange Commission
February 27, 2015

3.           Comment.  Please include more detailed disclosure with respect to the fee waiver and expense assumption arrangements of a Portfolio in the footnote to the Annual Fund Operating Expenses table.

Response.  The current disclosure with respect to the fee waiver and expense assumption arrangements of a Portfolio in the footnote to the Annual Fund Operating  Expenses table reflects disclosure that was revised based on prior comments of SEC staff that requested that the disclosure be truncated in the footnote to the Annual Fund Operating Expenses table and described in more detail later in the statutory prospectus.  The requested revisions to the footnote to the Annual Fund Operating Expenses table for a Portfolio may be contemplated by the Registrant for next year’s annual update to the registration statement when the Registrant will have more time to ensure that any disclosure changes may be made uniformly to all applicable series of the Registrant.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.